May 13, 2019

Robert Kain
Chief Executive Officer
LunaDNA, LLC
4110 Campus Point Court
San Diego CA, 92130

       Re: LunaDNA, LLC
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 1
           Filed May 1, 2019
           File No. 024-10903

Dear Mr. Kain:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Information Technologies
                                                             and Services
cc:    Justin Anslow